Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-182173 of our report dated June 15, 2012 (November 13, 2012 as to the effects of the stock split described in Note 17) relating to the financial statements of AutoTrader Group, Inc. (formerly AutoTrader.com, Inc.) and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for redeemable common stock), appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

November 13, 2012